Filed pursuant to Rule 433

Issuer Free Writing Prospectus, dated November 25, 2014

Supplementing the Preliminary Prospectus Supplement, dated November 25, 2014

Registration No. 333-200408

Registration No. 333-200408-01

$700,000,000

5.25% Senior Notes due 2019

This Pricing Supplement is qualified in its entirety by reference to the preliminary prospectus supplement dated November 25, 2014 (the “Preliminary Prospectus Supplement”).

The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Terms used herein but not defined shall have the meanings assigned to them in the Preliminary Prospectus Supplement.

Change in Size of Offering

The total offering size has been increased from $500 million to $700 million, which represents an increase of $200 million from the amount reflected in the Preliminary Prospectus Supplement.  See “Changes to the Preliminary Prospectus Supplement” below.

$700,000,000 5.25% Senior Notes due 2019

Issuer:	Springleaf Finance Corporation

Aggregate Principal Amount:	$700,000,000,which represents an increase of $200,000,000 from the amount reflected in the Preliminary Prospectus Supplement

Title of Securities:	5.25% Senior Notes due 2019 (the “Notes”)

Maturity Date:	December 15, 2019

Offering Price:	100.0%, plus accrued interest, if any, from December 3, 2014

Coupon:	5.25%

Yield:	5.25%

Gross Proceeds to Issuer:	$700,000,000

Net Proceeds to Issuer After Gross Spread:	$693,140,000

Gross Spread:	0.98%

Distribution:	SEC Registered

CUSIP and ISIN Numbers:	CUSIP: 85172F AG4 ISIN: US85172FAG46

Denominations:	$2,000 and integral multiples of $1,000

Interest Payment Dates:	June 15 and December 15

First Interest Payment Date:	June 15, 2015

Record Dates:	June 1 and December 1

Optional Redemption:

At any time and from time to time prior to the Stated Maturity of the notes, the Issuer may redeem, at its option, all or part of the notes upon not less than 30 nor more than 60 days’ prior notice (with a copy to the Trustee) at a redemption price equal to the sum of (i) 100% of the principal amount thereof, plus (ii) the Applicable Premium as of the date of redemption, plus (iii) accrued and unpaid interest to the date of redemption (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

“Applicable Premium” means with respect to any note on any date of redemption, as determined by the Issuer, the excess, if any, of: (a) the sum of the present values of the remaining scheduled payments of principal and interest on the note (excluding accrued but unpaid interest to the date of redemption), discounted to the date of redemption on a semi-annual basis using a discount rate equal to the Treasury Rate as of such date of redemption plus 50 basis points; over (b) the principal amount of the note.

“Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to the Stated Maturity of the notes; provided, however, that if the period from the redemption date to the Stated Maturity of the notes is less than one year, the weekly average yield on actively traded United States Treasury securities adjusted to a constant maturity of one year will be used.

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Citigroup Global Markets Inc.

Co-Managers:	Barclays Capital Inc. Credit Suisse Securities (USA) LLC Morgan Stanley & Co. LLC Jefferies LLC

Trade Date:	November 25, 2014

Settlement Date:

December 3, 2014 (T+5)

The Issuer expects delivery of the notes will be made against payment therefor on or about December 3, 2014, which is the fifth business day following the date of pricing of the notes (such settlement being referred to as “T+5”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date hereof or on the next succeeding business day will be required, by virtue of the fact that the notes initially settle in T+5, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery hereunder should consult their advisors.

Changes to the Preliminary Prospectus Supplement

Offering Size:	The total offering size has been increased from $500 million to $700 million, which represents an increase of $200 million from the amount reflected in the Preliminary Prospectus Supplement.

Repurchase Transactions:

The Issuer has agreed to repurchase, concurrently with the closing of the offering made pursuant to the Preliminary Prospectus Supplement, as supplemented by this Pricing Supplement (the “offering”), approximately $370 million aggregate principal amount of our Medium Term Notes due 2017 (the ‘‘2017 notes’’) from certain beneficial holders of 2017 notes. Certain beneficial owners of 2017 notes have agreed to purchase in the offering approximately $441 million aggregate principal amount of notes offered hereby (the “repurchase transactions”). The closing of the offering is conditioned on the closing of the repurchase transactions, and the closing of the repurchase transactions is conditioned on the closing of the offering.

Use of Proceeds:

The Issuer intends to use a portion of the net proceeds from the offering to repurchase approximately $370 million principal amount of our outstanding 2017 notes at a premium to principal amount from certain beneficial owners. Certain of those beneficial owners have agreed to purchase notes in the offering. The Issuer intends to use the remaining net proceeds for general corporate purposes, which may include further debt repurchases and possible acquisitions.

Other information (including financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the changes described herein.

The Issuer has filed a registration statement (including a prospectus and related preliminary prospectus supplement for the offering) with the U.S. Securities and Exchange Commission

(the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by emailing Merrill Lynch, Pierce, Fenner & Smith Incorporated at dg.prospectus_requests@baml.com or calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146.

This communication should be read in conjunction with the Preliminary Prospectus Supplement and the accompanying prospectus. The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent it is inconsistent with the information in such Preliminary Prospectus Supplement or the accompanying prospectus.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg email or another communication system.